333-
As filed with the Securities and Exchange Commission on February 24, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

ENEL Società per Azioni
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Republic of Italy
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Enel North America Inc.
Andover Business Park
200 Bulfinch Drive
Andover, MA 01810
Tel. No.: (978) 681-1900
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five ordinary shares of ENEL Società per Azioni	100,000,000 American Depositary Shares	$0.05	$5,000,000	$535
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary	Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Paragraph (17)
(iii)	Collection and distribution of dividends	Paragraphs (4), (7) and (14)
(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3) and (13)
(v)	Sale or exercise of rights	Paragraphs (4), (7), (10) and (14)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (7), (14) and (18)
(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (22) and (23)
(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (13)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
(x)	Limitation upon the liability of the Depositary	Paragraphs (19) and (20)
(3)	Fees and Charges	Paragraph (10)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that ENEL Società per Azioni is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Deposit Agreement. Form of Amended and Restated Deposit Agreement among ENEL Società per Azioni, JPMorgan Chase Bank, N.A., as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement").

(a)(2)
Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement among ENEL Società per Azioni, JPMorgan Chase Bank, N.A., as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 23, 2006.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMorgan Chase Bank, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ENEL Società per Azioni certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on February 23, 2006.

ENEL Società per Azioni

By:	/s/Fulvio Conti
Name: Fulvio Conti Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, Each person whose signature appears below hereby constitutes and appoints Fulvio Conti and Claudio Machetti, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/Piero Gnudi	Chairman	February 23, 2006
Piero Gnudi /s/Fulvio Conti	Chief Executive Officer and Director	February 23, 2006
Fulvio Conti /s/Giulio Ballio	Director	February 23, 2006
Giulio Ballio

/s/Augusto Fantozzi	Director	February 23, 2006
Augusto Fantozzi

/s/Alessandro Luciano	Director	February 23, 2006
Alessandro Luciano /s/Fernando Napolitano	Director	February 23, 2006
Fernando Napolitano

/s/Francesco Taranto	Director	February 23, 2006
Francesco Taranto /s/Gianfranco Tosi	Director	February 23, 2006
Gianfranco Tosi /s/Francesco Valsecchi	Director	February 23, 2006
Francesco Valsecchi /s/Luigi Ferraris	Head of Administration, Planning and Control Department	February 23, 2006
Luigi Ferraris /s/Claudio Machetti	Head of Finance Department	February 23, 2006
Claudio Machetti /s/Toni Volpe	Authorized Representative in the United States	February 23, 2006
Enel North America, Inc. Name: Toni Volpe Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number

(a)(1)	Amended and Restated Deposit Agreement.
(a)(2)	Form of Amendment to Amended and Restated Deposit Agreement
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.